[Transamerica Life Insurance Company Letterhead]

December 7, 2007

Craig Ruckman, Esq.

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company
Separate Account VA Y (Flexible Premium Variable Annuity – J)
File Nos. 333-131987; 811-21858

Transamerica Life Insurance Company
Separate Account VA C (Transamerica Extra Variable Annuity)
File Nos. 333-83957; 811-09503

Dear Mr. Ruckman:

This letter responds to oral comments that you provided with respect to the above-referenced post-effective amendment filings for Separate Account VA Y and Separate Account VA C of Transamerica Life Insurance Company (“Transamerica” or “we”).1 For your convenience, I have restated those comments below (as best we understand them), and followed each comment with our response. With few exceptions, the comments apply to disclosure in both post-effective amendment filings. We have indicated those comments that apply to only one of the post-effective amendment filings. Capitalized terms have the meanings ascribed to them in the above-captioned post-effective amendment filings, and the term “policy” shall be used to refer to Flexible Premium Variable Annuity—J (“Flex—J”) and the Transamerica Extra Variable Annuity (“Transamerica Extra”) individually and collectively, as appropriate.

Comments regarding the Summary section of the prospectus supplements:

Comment #1. At the beginning of each supplement, please summarize the purpose of the supplement.

Response: We have added disclosure to this effect to each of the supplements.

[1]	You shared your comments with my colleague, Sandy Dix, on November 5, 2007, and had follow-up conversations on November 6, 2007, and later in the month.

Comment #2. In each of the prospectus supplements, please be more specific about what prospectus disclosure is being replaced or updated by the language in the supplement—for example: The following hereby amends, and to the extent inconsistent replaces, paragraph 3 in the SUMMARY section in the prospectus.

Response: To the extent practical, we have added disclosure to better pinpoint the current prospectus disclosure that is being updated or replaced. Because the supplements “add” riders not currently presented in the prospectus, much of the supplement disclosure does not “replace,” but adds to the current prospectus disclosure.

Comment #3. Please incorporate all supplements into the main prospectus.

Response: In response to SEC staff comments, we are in the process of incorporating disclosure about all policy features and rider descriptions into the body of the relevant prospectus for our May 1, 2008 post-effective amendment filings.

Comment #4. Under “8. DEATH BENEFIT,” please include the designated funds for the Double Enhanced Death Benefit, and disclose that policy owners are limited to those Designated Investment Options.

Response: We believe that listing the “designated funds” in the prospectus “Summary” as well as in the more detailed disclosure about the benefit later in the supplement is more likely to overwhelm the reader with too much detail than it is to edify the reader. For this reason, we respectfully submit that it is sufficient to note in the “Summary” that the investment options available under the Double Enhanced Death Benefit are limited, and list the “designated funds” in the more detailed description of the Double Enhanced Death Benefit. Because we believe that putting too many details in the Summary defeats the very purpose of a summary, we will add disclosure in the Summary that investment choices are limited, and cross-reference to the list of “designated investment choices” in the more detailed description of the guaranteed minimum death benefit.

Comment #5. Under “10. ADDITIONAL FEATURES,” please include the designated investment choices under the Retirement Income Choice (“RIC”) feature.

Response: For the reason set forth in our response to Comment #4 above, we respectfully submit that it is sufficient to note in the “Summary” that the investment options available under the RIC feature are limited, and list the “designated funds” in the more detailed description of the RIC rider. Again, we will add disclosure in the Summary that investment choices are limited, and cross-reference to the list of “designated investment choices” in the more detailed description of the RIC feature.

Comments regarding Fee Table and Expense Examples of prospectus supplements:

Comment #6. The terms “Account Value” and “Policy Value” are used in the fee table and in the footnotes. If the terms can be used interchangeably, then use one of the terms consistently. If the terms have different meanings, then define them both.

Response: “Policy Value” refers to the aggregate amount invested in fixed account investment options and in the subaccounts available under the policy. “Account Value” refers to amounts invested in the subaccounts available under the policy. Both terms are used

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because, among other things, some fees do not apply to the fixed account. We have added a new defined term, “Separate Account Value” to the glossary of terms in the prospectus and SAI in response to this comment.

Comment #7. Please include in the footnotes which policy features can and cannot be used together.

Response: The information that you request be inserted in the fee table presentation is provided in the more detailed discussion of each policy feature. We respectfully submit that including that information in the fee table would be redundant and could distract the reader from the focus of that section of the prospectus—the presentation of the fees and expenses under the policy.

Comment #8. In the expense examples, specify whether showing current or maximum. Also show examples for 5 and 10 years.

Response: This product does not have “current” and “maximum” charges. Examples for 5 and 10 years have been added.

Comment #9. Disclose that the example reflects the combination of separate account annual expenses, optional separate account expenses, and optional rider fees that results in the highest level of such fees and charges under the policy.

Response: We have added the requested disclosure.

Comment #10. In the titles in the fee table, please indicate which fees and charges are not based on the average account value.

Response: The information you are requesting is provided in the footnotes to the line items for optional riders in the fee table, and it varies by optional rider. We respectfully submit that the fee table presentation remain “as is” to provide as “uncluttered” a presentation as possible that is easier to read. We respectfully submit that the fee table already is much more complex and detailed than intended or contemplated by the fee table requirements for Form N-4.

Comment #11. In footnote number 3, please disclose whether the transfer fee is being charged currently.

Response: While a transfer fee is not currently being charged, Transamerica reserves the right to assess such a charge. We respectfully submit that the fee table presentation and the wording of the footnote are consistent with the “General Instructions” for Item 3 of Form N—4—the maximum charge is set forth in the fee table and variations on the charge (here, the possibility, in the future, of a charge not to exceed the maximum amount set forth in the fee table) are presented in a footnote. Moreover, the footnote already states “if any is imposed”; this clearly indicates that the transfer fee is not currently charged. In addition, disclosure on page 6 of the Transamerica Extra prospectus (which precedes the fee table) expressly states that “we currently do not charge for transfers.”

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Comment #12. Please clarify the significance of the footnote—”In some cases, riders to the policy are available that provide optional benefits that are not described in detail in this prospectus. There are additional fees (each year) for those riders.”

Response: We use this wording because several policy features are described only in a supplement to the prospectus. As you know, we are in the process of incorporating disclosure about those policy features into the body of the prospectuses for our May 1, 2008 post-effective amendment filings at which time this footnote will be deleted.

Comments on Guaranteed Minimum Death Benefit section of prospectus supplement:

Comment #13. Please add the phrase “which is equal to” before the bullets of each death benefit description—for example, “The 6% Annually Compounding through age 80 Death Benefit which is equal to: . . . .”

Response: We have added the phrase “equal to” to the disclosure, as you have requested and as necessary.

Comment #14. In the third bullet of the first section of “A. Double Enhanced Death Benefit,” which premium payment date is being referred to, and which premium payment is being surrendered? Please clarify the beginning date for the calculation of the benefit, and whether the premium date is the initial premium or the most recent premium. Additionally please disclose if the date chosen is the later of the premium date or the surrender date.

Response: The dates are the dates of each premium payment and each surrender. The language has been clarified.

Comment #15. Please clarify which guaranteed lifetime withdrawal benefits available under the policy cannot be elected along with the Double Enhanced Death Benefit; include this information in the fee table as well.

Response: A policy owner who selects the Double Enhanced Death Benefit may not elect any of the guaranteed lifetime withdrawal benefits available under the policy—e.g., the Living Benefits rider, the Income Select for Life rider, and the Retirement Income Choice rider. We have revised the disclosure to clarify that the Double Enhanced Death Benefit may not be paired with any guaranteed lifetime withdrawal benefit available under the policy, and have added “guaranteed lifetime withdrawal benefit” as a defined term in the glossary.

Because the information that you request be inserted in the fee table presentation is provided in the more detailed discussion of the various guaranteed lifetime withdrawal benefits, we respectfully submit that it would be redundant to include that information in the section of the prospectus that focuses on the presentation of the fees and expenses under the policy. It is fundamentally inconsistent with the nature and purpose of the fee table to include in that table substantial amounts of material that does not relate to fees and expenses.

Comment #16. References to living benefit riders, generally, and to “the Living Benefits rider,” more specifically, is confusing. Please clarify.

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Response: The Living Benefits Rider is an optional benefit available under the policy that provides both a guaranteed minimum accumulation benefit and a guaranteed minimum withdrawal benefit. It is one of several guaranteed lifetime withdrawal benefits available under the policy that provide a guaranteed minimum accumulation benefit and/or a guaranteed minimum withdrawal benefit—e.g., the Living Benefits rider, the Income Select for Life rider, and the Retirement Income Choice rider. As noted in the response to Comment #15 above, we have added “guaranteed lifetime withdrawal benefit” as a defined term in the glossary.

Comment #17. How do the death benefit options available through the Guaranteed Minimum Death Benefit rider—namely, the Double Enhanced Death Benefit, the Step-Up Death Benefit and the Return of Premium Death Benefit—operate with the Additional Death Distribution riders? Include examples if they can operate together.

Response: The Guaranteed Minimum Death Benefit (GMDB) riders, like the Additional Death Distribution (ADD) riders, provide policy owners the ability to increase the death benefit proceeds payable under their policies. The GMDB calculation is performed independent of the ADD calculation, and the two amounts are then added together to come up with the total death benefit amount.

General comments on supplements:

Comment #18. Move examples in the supplements to the statement of additional information (“SAI”) to the prospectus supplements.

Response: The SAI supplements provide an extensive set of numerical examples to illustrate the effect of withdrawals and/or surrenders on the living benefits rider (for the Flex-J policy) and the guaranteed lifetime withdrawal benefit (for the Transamerica Extra policy). Providing calculations for multiple scenarios assists prospective policy owners to understand the operation of the optional riders. By doing so in the SAI, we aim to provide “additional information” about the working of the riders without adding substantially to the length of the prospectus, and, as an unwanted consequence, increasing the chance that the prospective policy owner will be overwhelmed by the volume of information in the prospectus and decide not to read it. Therefore, we believe it is appropriate to have the examples in the SAI, and that moving them to the prospectus would be contrary to the Commission’s efforts to simplify prospectus disclosure.

Comment #19. Include a chart or other disclosure that highlights the differences between the guaranteed lifetime withdrawal benefits so an investor can determine which is best for him/her. In addition, the section that the describes the rider should not just summarize the rider, but should include all the material rights and obligations of the rider.

Response: Generally, not all of the guaranteed living withdrawal benefits are available to all policy owners. We respectfully submit that adding the chart/disclosure that you have requested will not be helpful to prospective policy owners.

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We believe that the scope of the disclosure in the prospectus and SAI supplements presents the “material rights and obligations” of the rider—the “Summary” presents the purpose of the rider, the body of the prospectus supplement includes more detailed information on the operation/”mechanics” of the rider; the SAI supplements provide numerical examples that illustrate calculations relating to the operation of the riders. Moreover, we believe that stating that the supplement disclosure summarizes the rider is appropriate to inform the reader that the terms of the rider itself define, in detail, the rights and obligations thereunder.

Comments on Living Benefits Rider section of Flex-J prospectus supplement:

Comment #20. Under “10. ADDITIONAL FEATURES,” please add disclosure that the insurer reserves the right to re-allocate amounts among the designated funds to support the guarantees of the Living Benefits Rider, and that the Company has the discretion to change the PAM investment choices.

Response: The description of the Living Benefit Rider under Item 10 “introduces” the rider by describing its purpose; specifics about how the rider operates are set forth in the more detailed description of the rider later in the supplement. We have revised the disclosure in response to your comment, but respectfully submit that expanding the disclosure regarding the Living Benefits Rider to the extent that you have requested—so that it not only sets forth the purpose of the rider, but also explains, albeit briefly, the “mechanics” of the rider—would broaden the scope of Summary unnecessarily, would repeat the information found elsewhere in the supplement, and would provide the reader with too much detail and too little context.

Comment #21. The first sentence of the paragraph that begins “Please Note” (page 8) notes that the rider cannot be elected with “certain other optional benefits under the policy.” Please disclose those “other optional benefits.”

Response: Not all optional benefits are available under all policies, and our administrative systems do not permit the selection of mutually exclusive optional benefits. Policy owners and prospective policy owners are made aware of what optional benefits are mutually exclusive under their policies at the point of sale. For these reasons, we respectfully submit that no elaboration on the current disclosure is required.

Comment #22. A “non-excess” withdrawal does not reduce the total withdrawal base, but excess withdrawals do. Please specify this in the supplement.

Response: This point is made by the first two sentences in the first paragraph under the heading “Adjusted Partial Withdrawals” (page 12), which describe the impact of gross partial withdrawals up to the maximum annual withdrawal amount and gross partial withdrawals in excess of the maximum annual withdrawal amount.

Comment #23. Withdrawal Guarantees (page 10). You can choose “principal back” or “for life,” or alternate between the two. Please clarify whether, if you are in one withdrawal guarantee option and it goes down to zero, you then can go to the other option. Please provide examples of the consequences of these actions.

Response: Policy owners are not “in” one or the other withdrawal guarantee option. They do not designate a withdrawal as under one option or the other. Rather, they simply take a withdrawal, and its consequences for both withdrawal guarantee options are set forth in the supplements.

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Comment #24. Do excess withdrawals “violate” one withdrawal guarantee option but not the other?

Response: Yes, a withdrawal can be “excess” with respect to one withdrawal guarantee option, but not the other. See the “Please note:” paragraph on page 12 and the table following it on page 13.

Comment #25. Please note that the withdrawals under the GMWB affect the guaranteed value benefit.

Response: Assuming that the “guaranteed value benefit” you refer to is the “guaranteed future value,” we note that the disclosure that you have requested already appears in the first sentence under the heading “Guaranteed Future Value Adjusted Partial Withdrawals.”

Comment #26. Adjusted Partial Withdrawals (page 12). Revise the first two paragraphs to clear up the discrepancy about partial withdrawals. Clarify that (i) if “principal back” is switched to “for life,” then excess withdrawal will occur, and (ii) if investor switches back to “principal back,” then there will be an excess withdrawal. Add this disclosure to the Summary section as well.

Response: See response to Comment #23.

With regard to your comment to add disclosure to the Summary, we respectfully submit that expanding the disclosure regarding the Living Benefits Rider as you have requested—so that it not only sets forth the purpose of the rider, but also explains “mechanics” of the rider—would broaden the scope of Summary unnecessarily, would repeat the information found elsewhere in the supplement, and would provide the reader with too much detail and too little context. We respectfully question the value of expanding the Summary so much that it is no longer a summary.

Comment #27. Adjusted Partial Withdrawals (page 12). Please disclose that, at its sole discretion and to the extent it deems necessary, Transamerica will transfer amounts from variable investment options to various fixed income options to support the guarantees under the Living Benefits Rider.

Response: Because this aspect of the operation of the Living Benefits rider is described in detail on the next two pages of the supplement, under the heading “Portfolio Allocation Method,” we respectfully submit that adding the disclosure you have requested would provide detail without context and would confuse the reader.

Comment #28. In the table (on page 13) and in the paragraph after that table, a “principal back” withdrawal that is not an excess withdrawal can still reduce the “for life” total withdrawal base. This is different from the beginning of this section on page 8, the first two paragraphs under “Please note:”.

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Response: The table on page 13 illustrates how a “principal back” withdrawal would reduce the “for life” total withdrawal base if the maximum annual withdrawal amount under the “principal back” withdrawal guarantee option exceeds the maximum annual withdrawal amount that would apply under the “for life” withdrawal guarantee option. We respectfully submit that this disclosure is not inconsistent with the first two paragraphs under “Please note:” on page 8.

Comment #29. Please add to the beginning of the Living Benefits Rider section disclosure that the PAM can take policy owners out of investment choices they have chosen and put them in a fixed option that they may have to pay excess interest adjustment on.

Response: We have revised the disclosure (on page 8) as requested.

Comments on Retirement Income Choice section of supplement:

Comment #30. Please incorporate all supplements into the main prospectus.

Response: See response to Comment #3 above.

Comment #31. Under “Please note:” (on page 16 for Flex—J and on page 9 for Transamerica Extra), please add that the non-excess withdrawals do not reduce the withdrawal base, and include that withdrawals prior to age 59 are considered excess withdrawals.

Response: The “bullet points” under “Please note:” set forth negative impacts of any withdrawals—i.e., excess or “non-excess.” The disclosure that you have suggested regarding the impact of “non-excess” withdrawals on the withdrawal base already appears twice: (i) in the first sentence under the heading “Rider Withdrawal Amount” (on page 16 for Flex—J and page 10 for Transamerica Extra),; and (ii) in the first paragraph under the heading “Withdrawal Base Adjustments (on page 18 for Flex—J and page 11 for Transamerica Extra).

The disclosure that you have suggested regarding withdrawals made before the annuitant reaches age 59 already appears in the last sentence of the first paragraph under the heading “Retirement Income Choice--Base Benefit” (on page 15 for Flex—J and page 9 for Transamerica Extra).

Comment #32. Under “Automatic Step-Up” (page 17 for Flex—J and page 11 for Transamerica Extra), please clarify that the rider fee percentage adjustment will not exceed the limits set out in the fee table. Does the fee table show the maximum rates?

Response: We have made changes to the fee table to reflect the current and maximum charges.

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Comment #33. Provide examples of the Step-Up calculation.

Response: If the automatic step-up is triggered, then the withdrawal base will be the greater of (i) the highest policy value on any monthiversary during the preceding rider year if no excess withdrawal has occurred, and (ii) the policy value on that rider anniversary, if the withdrawal base after any annual growth credit is applied is less than that amount. No calculation is involved.

Comment #34. Under “Automatic Step-Up Opt Out” (page 18 for Flex—J and page 11 for Transamerica Extra), please clarify whether the policy owner must opt out annually or with every step-up, or with a new rider at every step-up.

Response: We have revised the disclosure to clarify that a policy owner must opt out of an automatic step-up each time a “step-up” triggers a rider fee percentage increase.

Comment #35. Designated Investment Choices (page 18 for Flex—J and page 12 for Transamerica Extra). Disclose whether the policy owners are given notice reminding them that their 5-year anniversary is coming up, and telling them their rights or options to terminate the rider.

Response: We currently do not have administrative systems in place to automatically generate such notices. We hope to develop that capability in the next 5 years.

Comment #36. Can a Designated Investment Choice be eliminated? If so, what happens?

Response: A portfolio can be eliminated as a designated investment choice if: (i) an underlying fund portfolio closes or (for other reasons beyond our control) is no longer available, or (ii) if we deem an underlying fund portfolio no longer appropriate as an investment option for the rider. If a designated investment choice is eliminated, then a policy owner will be given the option to reallocate the value in the eliminated designated investment choice to other designated investment choices. The Company intends to replace any eliminated designated investment choice with another investment option that is similar to, and meets the risk profile of, the eliminated designated investment choice.

Comment #37. Retirement Income Choice—Additional Options (page 19 for Flex—J and page 12 for Transamerica Extra). Please clarify what is meant by “death benefit payable under the base policy”?

Response: “Base policy” refers to the policy without the optional Retirement Income Choice rider. As noted in the actual prospectuses for the Transamerica Extra and Flex-J variable annuities, and without the Retirement Income Choice rider, the death benefit generally is the greatest of:

•	policy value on the date we receive the required information at its administrative and service office;

•	cash value on the date we receive the required information at its administrative and service office; or

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•

the guaranteed minimum death benefit, if any, that the policy owner has chosen at policy issue, plus premium payments made after the date of death, less gross partial surrenders from the date of death to the date the death benefit is paid.

We respectfully submit that it is not necessary to repeat this information in the description of the rider in the supplement.

Comment #38. Does election of the rider death benefit option preclude a policy owner from electing other death benefit options available under the policy?

Response: A policy owner who has chosen a guaranteed minimum death benefit on the policy application (with the exception of the Double Enhanced Death Benefit) may also elect the optional death benefit under the Retirement Income Choice rider. It is unlikely, however, that a policy owner will elect to pair a Return of Premium death benefit with the rider death benefit, when the rider is added at the time of policy issue.

Comment #39. Include examples of how the death benefit option is calculated.

Response: The prospectus supplements direct the reader to examples in the SAI which show the effect of hypothetical withdrawals and the impact they may have on the rider death benefit. For the reasons set forth in our response to Comment #18 above, we believe that the examples should remain in the SAI.

Comment #40. Rider Death Benefit Adjustments (page 19 for Flex—J and page 13 for Transamerica Extra). Do policy owners continue to pay a fee if excess withdrawals eliminate the benefit?

Response: Yes, and we have added disclosure to this effect.

Comment #41. (3) Income Enhancement Option (page 20 for Flex—J and page 14 for Transamerica Extra). Please disclose whether the elimination and waiting periods can run concurrently. Consider use of examples of when consumer can use this option at the earliest.

Response: We have revised the disclosure to provide that the elimination and waiting periods can run concurrently (rather than “consecutively”). We respectfully submit that the concepts are readily understood without illustration through an example.

Comment #42. (3) Income Enhancement Option (page 20 for Flex-J and page 14 for Transamerica Extra). Clarify the meaning of “no longer confined.” Does it mean when a policy owner is discharged or a number of days after?

Response: An annuitant (or an annuitant’s spouse if the joint option is elected) is deemed “no longer confined” upon discharge from a hospital or nursing facility. We respectfully submit that this language is clear; no elaboration is necessary.

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Comment #43. If confinement ceases, does an annuitant (or an annuitant’s spouse if the joint option is elected) have to wait 12 months or more to re-qualify for the benefit, or can he or she re-qualify immediately? If they wait 12 months to re-qualify, are they still paying the fee? Include an example when an annuitant/annuitant’s spouse waits 12 months to re-qualify.

Response: We have revised the disclosure to clarify that, if confinement ceases, an annuitant (or an annuitant’s spouse if the joint option is elected) may re-qualify for the benefit by satisfying a 180-day elimination period requirement. During that period, the policy owner must continue to pay the additional fee for the Income Enhancement Option (as well as the fee for the rider). We respectfully submit that the concepts are readily understood without illustration in an example.

Comments on Premium Enhancement section of Transamerica Extra prospectus supplement:

Comment #44. Disclose which policy features will not be used to calculate the premium enhancements (example: surrender charges).

Response: We have revised the disclosure to clarify that calculation of certain policy benefits, and of fees and charges under the policy that are based on premium payments made, do not take into account the amount of any premium enhancement.

* * * * *

Do not hesitate to contact me at (319) 355-5591 with any comments or questions you have about any of the responses provided above.

Very truly yours,

/s/ Alaina Conrad
Alaina Conrad Senior Registered Product Specialist Transamerica Life Insurance Company

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TRANSAMERICA EXTRA VARIABLE ANNUITY

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

Supplement dated December 31, 2007

to the

Prospectus dated May 1, 2007

This supplement describes: an optional benefit available under the policy, the Retirement Income Choice rider, which provides you with a guaranteed lifetime withdrawal benefit if you invest in certain designated funds; the guaranteed minimum death benefit options available under the policy; and changes to the premium enhancement feature and certain expenses under the policy.

The following terms are added to the “Glossary of Terms” in the prospectus and in the Statement of Additional Information.

Separate Account Value – The portion of the policy value that is invested in the separate account.

Guaranteed Lifetime Withdrawal Benefit – Any optional benefit under the policy that provides a guaranteed minimum withdrawal benefit, including the Living Benefits rider, the Income Select for Life rider, and the Retirement Income Choice rider.

The following hereby amends, and to the extent inconsistent replaces, the corresponding paragraphs in the SUMMARY section in the prospectus (pages 6-8).

5.	EXPENSES

We deduct daily mortality and expense risk fees and administrative charges at an annual rate of 1.65% (if you choose Return of Premium Death Benefit), or 1.85% (if you choose the Annual Step-Up Death Benefit), or 2.30% (if you choose the Double Enhanced Death Benefit) from the assets in each subaccount.

During the accumulation phase, we deduct an annual service charge of $35 from the policy value on each policy anniversary and at the time of surrender. The charge is waived if either the policy value or the sum of all premium payments, minus all partial withdrawals, is at least $100,000.

If you elect the Retirement Income Choice Rider and any combination of Additional Options, then there is a rider fee, which ranges from 0.60% to 1.40% of the total withdrawal base on each rider anniversary.

8.	DEATH BENEFIT

When you purchase a policy you generally may choose one of the following optional guaranteed minimum death benefits:

This Prospectus Supplement must be accompanied or preceded

by the Prospectus for the

Transamerica Extra Variable Annuity dated May 1, 2007

•	Double Enhanced; or

•	Annual Step-Up; or

•	Return of Premium.

Note: If you elect the Double Enhanced Death Benefit, you must allocate 100% of your policy value to one or more “designated investment choices.” (See “Guaranteed Minimum Death Benefit – Designated Investment Choices.”)

10.	ADDITIONAL FEATURES

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You may elect an optional rider which provides you with a guaranteed lifetime withdrawal benefit if you invest in certain designated funds. Excess withdrawals will adversely affect the guaranteed lifetime withdrawal benefit. This feature is called “Retirement Income Choice.” There is an extra charge for this rider. Note: If you elect the Retirement Income Choice rider, you must allocate 100% of your policy value to one or more “designated investment choices.” (See “Retirement Income Choice – Designated Investment Choices.”)

The following replaces the ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES in the prospectus (pages 10-12).

ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES(1)

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer cash value between investment choices. State premium taxes may also be deducted, and excess interest adjustments may be made to amounts surrendered or applied to annuity payment options from cash value from the fixed account.

Policy Owner Transaction Expenses:
Sales Load On Purchase Payments	0%
Maximum Surrender Charge (as a % of premium payments surrendered)(2)	9%
Transfer Fee(3)	$0 - $10
Special Service Fee	$0 - $25

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses.

Annual Service Charge	$35 Per Policy
Separate Account Annual Expenses (as a percentage of average separate account value):
Base Separate Account Expenses:
Mortality and Expense Risk Fee(4)	1.50%
Administrative Charge	0.15%
Total Separate Account Annual Expenses	1.65%
Optional Separate Account Expenses:
Double Enhanced Death Benefit(5)	0.65%
Annual Step-Up Death Benefit(6)	0.20%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expense(7)	2.30%

ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES(1) CONTINUED

Optional Rider Fees(8):
Additional Death Distribution(9)		0.25%
Additional Death Distribution+(10)		0.55%
Living Benefits Rider(11)		0.60%

	Single Life Option	Joint Life Option
Income Select for Life Rider – base benefit(12)	0.40%	0.60%
Additional Benefits available with the Income Select for Life Rider
Growth Option(13)	0.25%	0.50%
Additional Death Payment Option(13)	0.25%	0.20%
Income Enhancement Option(13)	0.15%	0.30%
Total Income Select for Life Rider Fees with Highest Combination of Benefits	1.05%	1.60%
Retirement Income Choice Rider – base benefit(14)	0.60%	0.90%
Additional Benefits available with the Retirement Income Choice Rider
Additional Death Payment Option(15)	0.25%	0.20%
Income Enhancement Option(15)	0.15%	0.30%
Current Total Retirement Income Choice Rider Fees with Highest Combination of Benefits(16)	1.00%	1.40%
Maximum Total Retirement Income Choice Rider Fees with Highest Combination of Benefits	1.75%	2.15%

The next item shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2006 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Portfolio Annual Operating Expenses(17):	Lowest	Highest
Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.	0.65%	1.57%

This Example is intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include policy owner transaction expenses, policy fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the highest fees and expenses of any of the portfolios for the year ended December 31, 2006, and the base policy with the combination of optional riders that results in the highest level of optional rider fees—Annual Step-Up Death Benefit, Additional Death Distribution+, and Income Select for Life (Joint Life Option with all additional benefits). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example(18)	1 Year	3 Years	5 Years	10 Years
If the policy is surrendered at the end of the applicable time period.
If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy.

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the Example. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

For information concerning compensation paid for the sale of the policies, see “Distributor of the Policies.”

(1)	The fee table applies only to the accumulation phase. During the income phase the fees may be different than those described in the Fee Table. See Section 5, Expenses.

(2)

The surrender charge, if any is imposed, applies regardless of how the policy value is allocated among the investment choices. The surrender charge is decreased based on the number of years since the premium payment was made.

If you select the Life with Emergency CashSM annuity payment option, you will be subject to a surrender charge after the annuity commencement date. See Section 5, Expenses.

(3)

The transfer fee, if any is imposed, applies regardless of how the policy value is allocated among the separate account and the fixed account investment choices. There is no fee for the first 12 transfers per policy year. For additional transfers, Transamerica may charge a fee of $10 per transfer.

(4)	The mortality and expense risk fee shown (1.50%) is for the accumulation phase with the “Return of Premium Death Benefit.”

(5)	The fee for the Double Enhanced Death Benefit (0.65%) is in addition to the base mortality and expense risk and administrative fees.

(6)	The fee for the Annual Step-Up Death Benefit (0.20%) is in addition to the base mortality and expense risk and administrative fees.

(7)	This reflects the base separate account expenses plus the fee for the Double Enhanced Death Benefit, but does not include any annual optional rider fees.

(8)	In some cases, riders to the policy are available that provide optional benefits that are not described in detail in this prospectus. There are additional fees (each year) for those riders.

(9)	The annual Additional Death Distribution fee is 0.25% of the policy value and is deducted only during the accumulation phase.

(10)	The annual Additional Death Distribution+ fee is 0.55% of the policy value and is deducted only during the accumulation phase.

(11)

The fee is a percentage of the “principal back” total withdrawal base. The “principal back” total withdrawal base on the rider date is the policy value (less premium enhancements if the rider is added in the first policy year). After the rider date, the “principal back” total withdrawal base is equal to: the “principal back” total withdrawal base on the rider date; plus subsequent premium payments; less subsequent “principal back” adjusted partial withdrawals.

(12)

The fee is a percentage of the total withdrawal base. The total withdrawal base on the rider date is the policy value (less any premium enhancement if the rider is added in the first policy year). After the rider date, the total withdrawal base is equal to the total withdrawal base on the rider date, plus subsequent premium payments, less subsequent total withdrawal base adjustments.

(13)	This fee is a percentage of the total withdrawal base and is in addition to the Income Select for Life Rider base benefit fee.

(14)

The fee is a percentage of the withdrawal base. The withdrawal base on the rider date is the policy value (less any premium enhancement, if the rider is added in the first policy year). During any rider year, the withdrawal base is equal to the withdrawal base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent withdrawal base adjustments.

(15)	This fee is a percentage of the withdrawal base and is in addition to the Retirement Income Choice Rider base benefit fee.

(16)	These rates are guaranteed through the first five rider anniversaries.

(17)

The fee table information relating to the underlying fund portfolios is for the year ending December 31, 2006 (unless otherwise noted) and was provided to Transamerica by the underlying fund portfolios, their investment advisors or managers, and Transamerica has not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table.

(18)	The Example does not reflect premium tax charges or transfer fees. Different fees and expenses not reflected in the Example may be assessed during the income phase of the policy.

The following hereby amends, and to the extent inconsistent replaces, the corresponding paragraphs in the “2. PURCHASE” section in the prospectus (pages 13-15).

Policy Issue Requirements

Transamerica will not issue a policy unless:

•	Transamerica receives (at our administrative and service office) all information needed to issue the policy;

•	Transamerica receives (at our administrative and service office) a minimum initial premium payment; and

•	The annuitant, owner, and any joint owner are not yet 86 (may be lower for qualified policies).

We reserve the right to reject any application or premium payment.

Premium Enhancement

An amount equal to the applicable percentage (as set forth below) of the initial premium payment will be added to the policy value. The amount of the premium enhancement is not considered a premium payment and therefore may not be included in the calculation of certain policy benefits (such as certain death benefits) or in the calculation of fees and charges that are based on premium payments made. The premium enhancement percentage may vary from premium to premium on subsequent premium payments, but will never be less than 0.25% nor more than 7%. A confirmation will be sent advising the owner of the amount of premium enhancement applicable to each subsequent premium payment. No premium enhancement will apply if the policy is canceled pursuant to the right to cancel provision.

The premium enhancement percentage is determined by the annuitant’s age at the time of each premium payment. The percentage will decrease as the annuitant’s attained age increases. The following schedule shows the current premium enhancement percentages:

Annuitant’s Age	Premium Enhancement Percentage
0-59	5.5%
60-69	5.0%
70-79	4.0%
80+	2.0%

These percentages are not guaranteed: As noted above, these percentages may change to as little as 0.25%.

Generally, an annuity with a premium enhancement may have higher expenses than a similar annuity without a premium enhancement. Accordingly, you should always consider the expenses along with the features and enhancements to be sure any annuity meets your financial needs and goals.

There is no specific charge for the premium enhancement. Transamerica expects to use a portion of the mortality and expense risk fee, administrative charge and/or the surrender charge to pay the premium enhancement.

Transamerica may take back or “recapture” the full dollar amount of any premium enhancement upon the occurrence of any of the following events:

•	exercise of the right to cancel option;

•	exercise of the Nursing Care and Terminal Condition Withdrawal Option or the Unemployment Waiver within one year from the time we apply the premium enhancement;

•	a death benefit is payable within one year from the time we apply the premium enhancement; or

•	annuitization within one year from the time we apply the premium enhancement.

In certain unusual circumstances, you might be worse off because of the premium enhancement. This could happen if we recapture the dollar amount of the premium enhancement and the overall investment performance of your policy was negative. (If the overall investment performance of your policy was positive, however, you would be better off.)

The Internal Revenue Code generally requires that interests in a qualified policy be nonforfeitable, and it is unclear whether the premium enhancement feature is consistent with those requirements. Consult a tax advisor before purchasing this policy as a qualified policy.

The premium enhancement may vary for certain policies and may not be available for all policies.

The following hereby amends, and to the extent inconsistent replaces, the corresponding paragraphs in the “5. EXPENSES” section in the prospectus.

The following replaces paragraph 2 under the heading “Mortality and Expense Risk Fees” on page 24.

During the accumulation phase: for the Return of Premium Death Benefit, the daily mortality and expense risk fee is at an annual rate of 1.50%; for the Annual Step-Up Death Benefit, the daily mortality and expense risk fee is 0.20% higher, at an annual rate of 1.70%, and for the Double Enhanced Death Benefit, the mortality and expense risk fee is 0.65% higher, at an annual rate of 2.15%. During the income phase, the mortality and expense risk fee is at an annual rate of 1.10%.

The following replaces the heading “Administrative Charges” and the paragraphs that follow that heading on page 24.

Administrative Charges

We deduct a daily administrative charge to cover the costs of administering the policy (including certain distribution-related expenses). This charge is equal to an annual rate of 0.15% of the daily net asset value of each subaccount during both the accumulation phase and the income phase.

In addition, during the accumulation phase, an annual service charge of $35 (but no more than 2% of the policy value) is charged on each policy anniversary and at surrender. The service charge is waived if your policy value is at least $100,000, or if the sum of your premiums, less all partial withdrawals, is at least $100,000.

The following should be inserted on page 25, before the heading “Portfolio Fees and Expenses”

Retirement Income Choice Rider and Additional Option Fees

If you elect the Retirement Income Choice rider, there is an annual fee during the accumulation phase of 0.60% to 1.40% of the total withdrawal base, depending upon whether you elect additional options with the rider. This rider fee will be deducted on each rider anniversary and upon termination of the rider during the accumulation phase.

The following hereby amends, and to the extent inconsistent replaces, the corresponding paragraphs in the “8. DEATH BENEFIT” section in the prospectus (pages 31-32).

GUARANTEED MINIMUM DEATH BENEFIT

On the policy application, you generally may choose one of the guaranteed minimum death benefit options listed below (age limitations may apply).

After the policy is issued, you cannot make an election and the death benefit cannot be changed.

A.	Double Enhanced Death Benefit

The death benefit under this option is the greater of 1 or 2 below:

1.	The 6% Annually Compounding through age 80 Death Benefit is equal to:

•	the total premium payments; less

•	any adjusted partial withdrawals;

•	accumulated at an effective annual rate of 6% from each premium payment date and each surrender date to the earlier of the annuitant’s date of death or the annuitant’s 81st birthday.

2.	The Monthly Step-Up through age 80 Death Benefit is equal to:

•	the largest policy value on the policy date or on any monthly anniversary prior to the earlier of the annuitant’s date of death or the annuitant’s 81st birthday; plus

•	any premium payments subsequent to the date of any monthly anniversary with the largest policy value; minus

•	any adjusted partial withdrawals subsequent to the date of the monthly anniversary with the largest policy value.

This benefit is not available if the owner or annuitant is age 76 or older on the policy date and requires you to invest only in certain designated investment choices. The charge for this benefit (0.65% annually) is in addition to the base mortality and expense risk and administrative charges under the policy.

Designated Investment Choices. If you elect the Double Enhanced Death Benefit, you must allocate 100% of your policy value to one or more of the following “designated investment choices:”

Asset Allocation – Conservative Portfolio – Service Class

Asset Allocation – Moderate Portfolio – Service Class

Asset Allocation – Moderate Growth Portfolio – Service Class

International Moderate Growth Fund – Service Class

Transamerica Balanced – Service Class

Transamerica Money Market – Service Class

Transamerica US Government Securities – Service Class

PIMCO Total Return – Service Class

Fixed Account

Please note:

•	All policy value must be allocated to one or more designated investment choices.

•	You may transfer amounts among the designated investment choices; however, you cannot transfer any amount to any other subaccount if you elect this death benefit.

The Double Enhanced Death Benefit is not available if a guaranteed lifetime withdrawal benefit is chosen.

B.	Annual Step-Up Death Benefit

On each policy anniversary before your 81st birthday, a new “stepped-up” death benefit is determined and becomes the guaranteed minimum death benefit for that policy year. The death benefit is equal to:

•	the largest policy value on the policy date or on any policy anniversary before the earlier of the date of the annuitant’s death or the annuitant’s 81st birthday; plus

•	any premium payments since that date; minus

•	any adjusted partial withdrawals since that date.

The Annual Step-Up Death Benefit is not available if the annuitant is 76 or older on the policy date. The charge for this benefit (0.20% annually) is in addition to the base mortality and expense risk and administrative charges under the policy.

C.	Return of Premium Death Benefit

The Return of Premium Death Benefit is equal to:

•	total premium payments; less

•	any adjusted partial withdrawals as of the date of death.

The Return of Premium Death Benefit will be in effect if you do not choose one of the other death benefit options on the policy application.

The Guaranteed Minimum Death Benefit riders may vary for certain policies and may not be available for all policies. This only summarizes the Guaranteed Minimum Death Benefit riders. The application and operation of the riders are governed by the terms and conditions of the riders themselves.

Adjusted Partial Withdrawal

When you request a partial withdrawal, your guaranteed minimum death benefit will be reduced by an amount called the adjusted partial withdrawal. Under certain circumstances, the adjusted partial withdrawal may be more than the dollar amount of your withdrawal request. This will generally be the case if the guaranteed minimum death benefit exceeds the policy value at the time of withdrawal. It is also possible that if a death benefit is paid after you have made a partial withdrawal, then the total amount paid could be less than the total premium payments. We have included a detailed explanation of this adjustment in the SAI. This is referred to as “adjusted partial withdrawal” in your policy.

The following is added to the disclosure under the heading “10. ADDITIONAL FEATURES” section in the prospectus (pages 37-42).

RETIREMENT INCOME CHOICE

You may elect to purchase the optional Retirement Income Choice rider which provides you with a guaranteed lifetime withdrawal benefit if you invest only in certain designated investment choices. This rider is available during the accumulation phase. The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the Retirement Income Choice rider for a qualified policy.

Retirement Income Choice – Base Benefit. This benefit is intended to provide a level of cash withdrawals regardless of the performance of the designated investment choices you select. If you elect this benefit, we will provide a rider withdrawal amount regardless of your policy value. Under this benefit, you can withdraw up to the rider withdrawal amount each rider year, starting with the rider year immediately following the annuitant’s 59th birthday and lasting until the annuitant’s death (unless your withdrawal base is reduced to zero because of “excess withdrawals”; see Withdrawal Base Adjustments, and Rider Death Benefit Adjustments, below). A rider year begins on the rider date (the date the rider becomes effective) and on each anniversary thereafter. All withdrawals before the annuitant is 59 are excess withdrawals; a penalty tax may be assessed on amounts withdrawn from the policy before the owner reaches age 59 1/2.

Example. Assume you are the owner and annuitant and you make a single premium payment of $100,000 when you are 56 years old. Further assume that you do not make any additional withdrawals or premium payments, no automatic step-ups occurred, but that after ten years your policy value has declined to $90,000 solely because of negative investment performance. With an annual growth rate percentage of 5.0%, after 10 years the withdrawal base is equal to $162,889. You could withdraw up to $8,144 which is the applicable withdrawal percentage of 5.0% multiplied by the withdrawal base of $162,889 on the rider date, each rider year for the rest of your life (assuming that you take your first withdrawal when you are age 66, that you do not withdraw more than the rider withdrawal amount in any one year and there are no future automatic step-ups.)

Of course, you can always withdraw an amount up to your cash value pursuant to your rights under the policy at your discretion.

Example continued. Assume the same facts as above, but you withdraw $10,000 when you are 66 years old. That excess withdrawal decreases your future rider withdrawal amount to $7,960.

See the SAI for examples showing the effect of hypothetical withdrawals in more detail.

Please note:

•	Any withdrawal in excess of the rider withdrawal amount is an excess withdrawal.

•	An excess withdrawal may impact the rider withdrawal amount, withdrawal base, and rider death benefit (if applicable) on a greater than dollar-for-dollar basis.

•	Any withdrawal will reduce your rider death benefit (if applicable).

Like all withdrawals, withdrawals under this benefit also:

•	reduce your policy value;

•	reduce your base policy death benefit and other benefits;

•	may be subject to surrender charges and excess interest adjustments;

•	may be subject to income taxes and federal tax penalties; and

•	may be limited or restricted under certain qualified policies.

Rider Withdrawal Amount. You can withdraw up to the rider withdrawal amount in any rider year without causing an excess withdrawal. See Withdrawal Base Adjustments and Rider Death Benefit Adjustments, below. The rider withdrawal amount may be referred to as “minimum remaining withdrawal amount” in your policy statement and other documents.

The rider withdrawal amount is zero if the annuitant is not 59 years old on the rider date and remains zero until the first day of the rider year after the annuitant’s 59th birthday. If the annuitant is at least 59 years old on the date that the rider is elected (“rider date”), then the rider withdrawal amount is equal to the withdrawal base multiplied by the withdrawal percentage (see below).

For qualified policies: If the plan participant (generally the annuitant) is at least 70 1/2 years old, the rider withdrawal amount for that rider year (and each subsequent rider year) is equal to the greater of:

•	the rider withdrawal amount described above; or

•

an amount equal to a minimum required distribution amount calculated using only: (1) the living annuitant’s age, (2) the IRS Uniform Lifetime table or, if applicable, the Joint Life and Survivor Expectancy table, (3) the policy value of the base policy, (including the present value of any additional benefits provided under the policy to the extent required to be taken into account under IRS guidance) and (4) amounts from the current calendar year (no carry-over from past years). Only amounts calculated as set forth above can be used as the rider withdrawal amount.

You can take withdrawals under this rider regardless of your policy value; however, once your policy value reaches zero, you cannot make premium payments and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. In order to continue withdrawals guaranteed by this rider after your policy value reaches zero, you must select the frequency of future withdrawals. Once selected, the amount and frequency of future withdrawals after your policy value reaches zero cannot be changed.

Please note:

•

If the rider is added prior to the annuitant’s 59th birthday, the rider withdrawal amount will be zero until the beginning of the rider year after the annuitant’s 59th birthday, however, you will still be charged a rider fee prior to this time.

•	Excess withdrawals may cause you to lose the benefit of the rider.

•	All policy value must be allocated to a limited number of specified funds (See “Designated Investment Choices” below).

Withdrawal Percentage. We use the withdrawal percentage to calculate the rider withdrawal amount. The withdrawal percentage is determined by the annuitant’s age at the time of the first withdrawal taken on or after the rider anniversary immediately following the annuitant’s 59th birthday. The withdrawal percentage is as follows:

Age at time of first withdrawal	Withdrawal Percentage
0 - 58	0%
59 - 69	5.0%
70 - 79	6.0%
> 80	7.0%

Please note, once established, the withdrawal percentage will not increase even though the annuitant’s age increases.

Withdrawal Base. We use the withdrawal base to calculate the rider withdrawal amount. The withdrawal base on the rider date is the policy value (less any premium enhancement, if the rider is added in the first policy year). During any rider year, the withdrawal base is equal to the withdrawal base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent withdrawal base adjustments. The withdrawal base may be referred to as “total withdrawal base” in your policy statement and other documents.

Growth. On each of the first ten rider anniversaries, we will add an annual growth credit to your withdrawal base if no withdrawal occurred during the preceding rider year. The annual growth credit is equal to 5% of the withdrawal base immediately before the rider anniversary (i.e., withdrawal base x 0.05).

Automatic Step-Up. On each rider anniversary, we will automatically step-up the withdrawal base to an amount equal to the greater of (1) the highest policy value on any monthiversary during the preceding rider year if no excess withdrawal occurred or (2) the policy value on the rider anniversary, if the withdrawal base after any annual growth credit is applied, is less than that amount.

Beginning on the sixth rider anniversary, the rider fee percentage may increase (or decrease) at the time of any automatic step-up.

Automatic Step-Up Opt Out. Each time an automatic step-up will result in a rider fee percentage increase, you have the option to reject the automatic step-up and reinstate the withdrawal base and rider fee percentage to their respective amounts immediately before the automatic step-up, if you are within 30 days after a rider anniversary on which the automatic step-up occurred. We must receive your rejection, in a form satisfactory to us, at our Administrative and Service Office within the same 30 day period after the rider anniversary on which the automatic step-up occurred.

Withdrawal Base Adjustments. Gross partial withdrawals up to the rider withdrawal amount in any rider year will not reduce the withdrawal base. Gross partial withdrawals in excess of the rider withdrawal amount in any rider year (“excess withdrawals”) will reduce the withdrawal base, however, by the greater of the dollar amount of the excess withdrawal or a pro rata amount (in proportion to the reduction in the policy value), possibly to zero. Withdrawal base adjustments occur immediately following excess withdrawals. See the SAI for examples showing the effect of hypothetical withdrawals in more detail including an excess withdrawal that reduces the withdrawal base by a pro rata amount. Excess withdrawals may eliminate any guarantee offered by this rider.

Please note:

•	Because the withdrawal base is generally equal to the policy value on the rider date, the rider withdrawal amount may decrease if the policy value decreases prior to the rider date.

•	Upon the death of the annuitant, the Retirement Income Choice rider terminates and there are no more additional guaranteed withdrawals.

Designated Investment Choices. If you elect this rider, you must allocate 100% of your policy value to one or more of the following “designated investment choices:”

Asset Allocation – Conservative Portfolio – Service Class

Asset Allocation – Moderate Portfolio – Service Class

Asset Allocation – Moderate Growth Portfolio – Service Class

International Moderate Growth Fund – Service Class

Transamerica Balanced – Service Class

Transamerica Money Market – Service Class

Transamerica US Government Securities – Service Class

PIMCO Total Return – Service Class

Fixed Account

If you elect this rider, you may transfer amounts among the designated investment choices (subject to the terms and conditions stated in the prospectus); however, you cannot transfer any amount (or allocate premium payments) to any other subaccount. After the fifth rider anniversary (and each successive fifth rider anniversary), you can terminate this rider. Starting the next business day, you may transfer to a non-designated investment choice. Terminating the rider will result in losing all your benefits under the rider.

Please note: The earliest you can transfer to a non-designated investment choice is the first business day after the fifth rider anniversary. You will be required to terminate the rider first.

Manual Upgrades. You can upgrade the withdrawal base to the policy value during the 30-day period following each successive fifth rider anniversary by sending us written notice in a form acceptable to us, as long as the rider issue requirements for a new rider are met. At this time the rider withdrawal amount and, if applicable, the rider death benefit will be recalculated. If an upgrade is elected, your current rider will terminate and a new rider will be issued with a new rider date and its own rider fee percentage and growth rate (which may be higher or lower than your current rider fee percentage and growth rate). The new rider date will be the date the Company receives all necessary information. You cannot elect a manual upgrade if the annuitant is 86 or older.

Retirement Income Choice – Additional Options. You may elect the following options with the Retirement Income Choice rider (the options are not mutually exclusive):

•	Death Benefit;

•	Joint Life; and

•	Income Enhancement.

There is an additional fee for each option.

(1)	Rider Death Benefit Option:

If you elect this rider, you can also elect to add an additional amount to the death benefit payable under the base policy, upon the death of the annuitant (or if the joint life option is selected, the annuitant’s spouse). The additional amount will be equal to the excess, if any, of the rider death benefit over the base policy death benefit. The additional amount can be zero.

Rider Death Benefit. The rider death benefit on the rider date is the policy value (less any premium enhancement if the rider is added in the first policy year). After the rider date, the rider death benefit is equal to:

•	the rider death benefit on the rider date; plus

•	subsequent premium payments; less

•	adjustments for withdrawals (as described under “Rider Death Benefit Adjustments,” below).

Rider Death Benefit Adjustments. Gross partial withdrawals up to the rider withdrawal amount in a rider year will reduce the rider death benefit on a dollar-for-dollar basis. Gross partial withdrawals in excess of the rider withdrawal amount in a rider year will reduce the rider death benefit by the greater of the dollar amount of the excess withdrawal or a pro rata amount (in proportion to the reduction in policy value) possibly to zero. See the SAI for examples showing the effect of hypothetical withdrawals in more detail, including any excess withdrawal that results in pro rata adjustments. Rider death benefit adjustments occur immediately following all withdrawals.

Please note: Excess withdrawals may eliminate the additional death benefit available with the Retirement Income Choice rider. You will continue to pay the fee for this option, even if the additional death benefit available under the rider is $0.

If an owner who is not the annuitant dies and the surviving spouse continues the policy, no additional amount is payable. If the policy is not continued, the surviving owner (who is also the sole beneficiary) may elect to receive lifetime income payments equal to the rider withdrawal amount divided by the number of payments each year instead of receiving the policy’s cash value.

The rider death benefit may be referred to as “minimum remaining withdrawal amount” on your policy statement and other documents.

(2)	Joint Life Option:

If you elect this rider, you can also elect to postpone termination of the rider until the later of the annuitant or annuitant’s spouse’s death. This allows the rider withdrawal amount to be withdrawn until the death of the annuitant or the annuitant’s spouse (only if the annuitant’s spouse continues the policy), whichever is later.

Please note:

•	The annuitant’s spouse must be either a joint owner along with the annuitant or the sole primary beneficiary (and there is no joint owner), if you elect this option.

•

If at the time of the annuitant’s death the spouse cannot continue to keep the policy in force under the tax code, then the rider will terminate and no additional withdrawals under the rider are permitted.

•	The annuitant’s spouse for purposes of this rider cannot be changed.

•	The rider withdrawal percentage is based on the age of the younger of the annuitant and annuitant’s spouse, if you elect this option.

•	The rider death benefit is not payable until the death of the surviving spouse, if you elect this option.

•	You cannot elect a manual upgrade if the annuitant or annuitant’s spouse is 86 or older (lower if required by state law).

•	If there is a change in marital status, the rider will terminate upon the death of the first spouse who is an owner.

(3)	Income Enhancement Option:

If you elect this rider, you can also elect to have your withdrawal percentage double if either the annuitant (or the annuitant’s spouse if the joint life option is elected) is confined, due to a medical necessity, in a hospital or nursing facility and has been so confined for the elimination period (180 days within the last 365 days). Benefits from this option are not available unless the rider has been in effect for 12 months (the “waiting period”). The elimination period and waiting period can, but do not need to, run concurrently.

Please note:

•	You cannot elect the Income Enhancement Option if the qualifying person or persons is/are already confined in a hospital or nursing facility.

•	The increase to the withdrawal percentage stops when the qualifying person or persons is/are no longer confined as described above.

We will require confirmation of confinement while benefits are being received. Confirmation of confinement may be a physician’s statement, a statement from a hospital or nursing facility administrator, or any other information satisfactory to us. If confinement ceases, you may re-qualify by satisfying a 180-day elimination period requirement.

Retirement Income Choice Rider and Additional Option Fees. A rider fee, 0.60% for single life or 0.90% for joint life of the withdrawal base on each rider anniversary, is charged annually prior to annuitization for the base benefit.

If you elect options with the Retirement Income Choice rider, you will be charged an additional fee for each option you elect. Each additional fee is charged annually prior to annuitization and is a percentage of the withdrawal base on each rider anniversary. The additional fees are as follows:

Option	Single Life	Joint Life
Death Benefit	0.25%	0.20%
Income Enhancement	0.15%	0.30%

We will also deduct all rider fees pro rata upon full surrender of the policy or other termination of the rider. The rider fees are deducted from each investment choice in proportion to the amount of policy value in each investment choice.

Retirement Income Choice Rider Issue Requirements. The Company will not issue the Retirement Income Choice rider unless:

•	the annuitant is not yet age 86 (lower if required by state law);

•	the annuitant is also an owner (except in the case of non-natural owners);

•	there are no more than two owners; and

•

if the joint life option is elected, the annuitant’s spouse is also not yet 86 (lower if required by state law) and (1) is a joint owner along with the annuitant or (2) is the sole primary beneficiary (and there is no joint owner).

Termination. The Retirement Income Choice rider and any additional options will terminate upon the earliest of the following:

•

the date we receive written notice from you requesting termination of the Retirement Income Choice rider if such notice is received by us during the 30 days following the fifth rider anniversary or every fifth rider anniversary thereafter;

•	the death of the annuitant (or if the joint life option was elected, the death of the annuitant’s spouse if that spouse continued the policy as the surviving spouse);

•

annuitization (however, if you have reached your mandatory annuitization date you may choose an annuitization option which guarantees you lifetime payments in an amount equal to your rider withdrawal amount); or

•	termination of your policy.

Please note: This rider terminates upon annuitization and there is a mandatory annuitization date at which time your policy will be annuitized according to its terms. If you have reached your mandatory annuitization date, we will allow you to annuitize your policy and elect to receive lifetime annuity payments equal to your rider withdrawal amount.

The Retirement Income Choice rider and additional options may vary for certain policies and may not be available for all policies. This only summarizes the Retirement Income Choice rider. The application and operation of the rider are governed by the terms and conditions of the rider itself.